UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): May 22, 2023

CWS Investments, Inc.

(exact name of issuer as specified in its charter)

Virginia

(state of incorporation)

EIN - 880822121

5242 Port Royal Rd #1785

North Springfield, VA 22151

703-988-2054

Class A Preferred Stock

Item 8. Certain Unregistered Sales of Equity Securities

Restricted Stock Award.

On May 2, 2023, Christopher Seveney, as the sole shareholder of the common stock, granted Lauren Wells, the Chief Strategy Officer and a member of the Board of Directors of CWS Investments, Inc., 250,000 restricted shares of common stock, par value $0.001 per share, of the Company (“Restricted Stock”), in connection with her service as an officer of the Company and a member of the Board. The Restricted Stock was issued pursuant to a Restricted Stock Agreement.

The Restricted Stock vests on February 22, 2026. In order to be entitled to the Restricted Stock, Ms. Wells must provide continuous service to the Company, as more fully set forth in that Restricted Stock Agreement, as copy of which is attached hereto as Exhibit 8.1.

Item 9. Other Events

Broker Dealer Change

Pursuant to a Managing Broker Dealer and Placement Fee Agreement, dated March 9, 2023, CWS Investments, Inc. (the “Company”), for each of the series of securities that it is issuing, changed its broker dealer of record from Dalmore Group, LLC (“Dalmore”) to MIT Associates LLC. This change is not expected to result in a fundamental change to the nature of the Company’s business or plan of operations.

Termination of Former Broker-Dealer Relationship

Reference is made to that certain Broker Dealer Services Agreement dated as of February 23, 2022, between Dalmore and the Company. The Dalmore Agreement was filed as Exhibit 1.1 to the Company’s Offering Statement on Form 1-A filed with the Commission on April 7, 2022, and is incorporated herein by this reference.

Effective April 18, 2023, Dalmore and the Company terminated their broker-dealer relationship. A copy of the Termination Agreement is filed as Exhibit 9.1 to this Current Report on Form U-1 and incorporated herein by reference.

Entry into Broker-Dealer Agreement

Pursuant to a Managing Broker Dealer and Placement Fee Agreement, dated March 9, 2023 (the “Broker-Dealer Agreement”), MIT Associates LLC becomes the Company’s broker of record for all securities being offered. The prior relationship with Dalmore will terminate effective May 18, 2023. MIT Associates LLC is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Pursuant to the Broker-Dealer Agreement, MIT Associates LLC will serve as broker of record for the Company’s Regulation A offerings, as well as its Regulation D offering filed with the SEC on February 2, 2023 (the “Offerings”), commencing immediately. MIT Associates LLC will also process transactions by subscribers to the Offerings and provide investor qualification services.

Additionally, the scope of work to be provided by MIT Associates LLC is expected to exceed the scope of work previously provided by Dalmore. Dalmore’s services to the Company were generally limited to compliance. MIT Associates LLC is expected to provide compliance services, as well as assist in capital raising efforts. MIT Associates LLC will receive commissions from sales of shares. In order to provide for the increased costs and stay within the budget provided for in the original Offering Statement, the Company will be re-allocating the majority of the remaining costs budgeted for marketing to the increased broker-dealer fees that will be charged by MIT Associates LLC. The Company intends to file an amendment to the Offering Statement to reflect the re-allocation.

MIT Associates LLC will receive the following fees:

Managing Broker Dealer fee: 1.00%

Independent selling broker dealer compensation: 5.00%

Independent selling broker dealer due diligence and marketing fee: 1.00%

Wholesaling Fee: 2.00%

The foregoing summary of the terms of the Broker-Dealer Agreement does not purport to be complete and is qualified in its entirety by reference to the Broker-Dealer Agreement, a copy of which is filed as exhibit 9.2 to this Current Report on Form 1-U and incorporated herein by reference.

Change in Transfer Agent

Effective April 17, 2023, Securities Transfer Corporation (“STC”) will take over transfer agent duties from VStock Transfer, LLC, pursuant to a Customer Agreement, dated April 17, 2023. A copy of the Customer Agreement is attached hereto as Exhibit 9.3.

VStock Transfer, LLC declined to sign a termination agreement, even though it had ceased performing its services and obligations to the Company. VStock Transfer, LLC facilitated the transition of files and relating materials to STC. The VStock Transfer, LLC Transfer Agent and Registrar Agreement, dated April 1, 2022, provided for an initial term of three years. Despite the absence of a termination agreement, it is unlikely that any litigation will follow the termination of the relationship between VStock Transfer, LLC and the Company.

Change in Technology Provider

Effective May 15, 2023, the Company will change its technology provider from North Capital Investment Technology Inc. (“NCIT”) to STC, pursuant to the aforementioned Customer Agreement. This change is not expected to result in any fundamental change to the nature of the Company’s business or plan of operations.

Change in Escrow Agent

Pursuant to an Escrow Agreement, dated April 3, 2023, and effective as of April 3, 2023, the Company, for each of the series of securities that it is issuing, changed its escrow agent from NCIT to TMI Trust Company (“TMI”). A copy of the Escrow Agreement is attached hereto as Exhibit 9.4. This change is not expected to result in a fundamental change to the nature of the Company’s business or plan of operations.

Change in Form of Subscription Agreement

The company amended and restated the form of its subscription agreement for the Offering. Attached hereto as Exhibit 9.5 is a copy of the Subscription Agreement that will be used for all investment into the Company. The Company intends to begin using the new form in the near future.

Change in Bylaws

The Bylaws of the Company have been amended. Attached hereto as Exhibit 9.6 is a copy of the Amended Bylaws and the Resolution of the Board approving the adoption of the Amended Bylaws. The Bylaws were amended to state that any tie in the voting of the Board of Directors shall be broken by the vote of the Chairman of the Board.

EXHIBITS

8.1	Assignment of Stock, dated May 2, 2023

9.1	Termination Agreement, dated April 18, 2023.

9.2	Managing Broker Dealer and Placement Fee Agreement, dated March 9, 2023

9.3	Customer Agreement, dated April 17, 2023

9.4	Escrow Agreement, dated April 3, 2023

9.5	Subscription Agreement

9.6	Amended Bylaws and Resolution

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CWS Investments, Inc.

By:	/s/ Christopher W. Seveney
Name:	Christopher W. Seveney
Title:	Chief Executive Officer
Date:	May 22, 2023

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (I) national, international, regional and local economic and political climates, (II) changes in global financial markets and interest rates, (III) increased or unanticipated competition for our properties, (IV) risks associated with acquisitions, dispositions and development of properties, (V) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (VI) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (VII) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (VIII) environmental uncertainties, including risks of natural disasters, and (IX) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated July 13, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 13, 2022 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.